February 20, 2019

John Walker
Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, CA 94555

       Re: Zosano Pharma Corp
           Registration Statement on Form S-3
           Filed February 14, 2019
           File No. 333-229686

Dear Mr. Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance